UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February 2016

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Launches Innovative Smart SIM with Superior Global IoT Connectivity Service

Sierra Wireless Smart SIM provides optimized network connectivity, extensive coverage and flexibility to improve performance and reduce the cost of operating IoT applications

VANCOUVER, British Columbia--(BUSINESS WIRE)--February 15, 2016--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced its Smart SIM technology and connectivity service that provide customers with superior coverage and service quality to accelerate the deployment of global IoT applications. With the addition of its global Smart SIM offering, Sierra Wireless delivers the most comprehensive, fully integrated device-to-cloud solution, including hardware, managed connectivity, and cloud services for multi-operator, multi-regional IoT deployments.

“Our Smart SIM technology allows us to provide our customers with a connectivity service designed for the coverage and quality of service that their IoT use cases require,” said Emmanuel Walckenaer, Senior Vice President, Cloud and Connectivity Services at Sierra Wireless. “When combined with our IoT Acceleration Platform, this unique, fully integrated device-to-cloud service accelerates our customers’ time-to-market.”

There are three unique benefits to the Sierra Wireless Smart SIM:

  Extensive coverage – the Smart SIM automatically selects networks based on the best service available in any given location. It comes with multiple operator profiles already installed, effectively combining several MNO roaming SIMs into one physical Smart SIM. The on-board patented applet then intelligently selects the best available regional network operator at any given time. This results in better coverage and service up-time.
  Smart network connectivity and superior Quality of Service (QoS) – Sierra Wireless’ fully redundant core network is designed and built for IoT connectivity and applications. The multi-operator Smart SIM selects the best available cellular network in any given location, ensuring the best possible data connection at all times. In the event a device loses network signal, whether in-transit or otherwise, the Smart SIM will detect this and re-establish the connection with another network automatically.
  Cost-effective simplicity – with a single Smart SIM and unified IoT Acceleration platform, Sierra Wireless vastly simplifies global IoT deployments, saving customers the time and expense of having to arrange multiple service agreements, SIMs and platforms, and the management of disparate vendors (see white paper for more information).

“The QoS capability of Sierra Wireless’ innovative Smart SIM technology was a key factor in our vendor selection process because we needed to maximize coverage across multiple network operators,” said Chris Gnanakone, Founder and Co-CEO for Nube, an energy management company based in Latin America. “It was important for us to choose a partner that could eliminate much of the technical risk in our solution. We were able to get to market faster because Sierra Wireless’ hardware is pre-integrated with the cloud platform.”

“In the payments industry it is crucial that our terminals are connected at all times, allowing our customers to transact business,” said Daniel Nordholm, CTO for Bambora, a global payments company headquartered in Sweden. “The broader coverage benefits of the Sierra Wireless Smart SIM ensure we can deliver service to our customers at all times. We were also looking for a single SIM solution to serve all of our terminals regardless of geography in order to drive down the complexity and cost of deploying and supporting our global customers."

Sierra Wireless has more than 700,000 SIM subscribers globally that count on its connectivity offering to power their IoT deployments. Customers manage and automate all aspects of the Sierra Wireless Smart SIM using the IoT Acceleration Platform, providing a simple way to integrate SIM logistics into their connected product or service. The IoT Acceleration Platform is unique in the industry in that it can also manage third-party network operator SIMs, providing customers a single unified connectivity management platform for all deployed SIMs.

The addition of the Smart SIM and Connectivity service to the broader Sierra Wireless portfolio now provides customers with all of the service infrastructure they require to create, deploy and manage their IoT applications. By integrating connectivity management, operations management and application enablement services into one unique platform, customers spend less time integrating multiple platforms, allowing them to accelerate their deployment of connected products and services.

Sierra Wireless’ connectivity service operates on 2G and 3G today, and LTE will be available in Q2 2016 on a worldwide basis. The Smart SIM is already LTE-ready and available today. For more information about Smart SIM, please visit http://www.sierrawireless.com/SIM.

Sierra Wireless will showcase Smart SIM connectivity at Mobile World Congress, February 22-25, in Barcelona. Visit the Sierra Wireless stand in Hall 3, Stand 3A11 of the Innovation City.

Emmanuel Walckenaer, Senior Vice President, Cloud and Connectivity Services, will present at Mobile World Congress on a panel discussing the Reinvention of the MVNO, on Wednesday, February 24, at 11:00am: http://bit.ly/1RQtNbh. The panel is sponsored by the GSMA and Emmanuel will talk about new opportunities for global IoT connectivity services.

For more detailed information about the Sierra Wireless Smart SIM, please attend the webinar, The Emergence of IoT Specific SIMs and Networks, on March 1, 2016, at 11:00 AM EST / 5:00 PM CET. Dan Shey, Managing Director and VP - B2B, ABI Research, Cyril Hullin, VP Product Strategy & Marketing and Scott Waldrum, Director of Marketing for Cloud and Connectivity Services, Sierra Wireless will present and host a Q&A session. Register at: http://bit.ly/1RHoOci. Download the white paper, Moving Beyond Consumer SIMs for IoT, at: http://bit.ly/1okGPSo.

Visit the Sierra Wireless website for more information about the Sierra Wireless IoT Acceleration Platform.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Sierra Wireless is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless - Europe & UK
Mette Hautemaniere, +33 1 46 29 94 17
MHA@sierrawireless.com
or
Sierra Wireless – North America
Kim Homeniuk, +1 604 233 8028
khomeniuk@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	February 15, 2016